

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 17, 2018

Via E-mail
Carolyn Yu
General Counsel and Chief Compliance Officer
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, CA 94612

> **Re: United States Commodity Index Funds Trust**
> **Post-Effective Amendment to Registration Statement on Form S-1**
> **Filed March 28, 2018**
> **File No. 333-216820**

Dear Ms. Yu:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The market price at which investors buy or sell shares may be significantly more or less than NAV, page 5

1. We note your disclosure on page 18 that "[d]uring the year ended December 31, 2017, USAG did not have any baskets for creates or redeems." We further note from your website that your shares have traded at a persistent discount to NAV during the past year. Please revise your disclosure to identify the price differential between your trading price and NAV during the past year and to explain the reasons for the price differential. Alternatively, please explain to us why you believe such disclosure is not appropriate.

<u>Governing Law; Consent to Delaware Jurisdiction, page 41</u>

2. Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 41. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert at (202) 551-7150 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: James M. Cain, Esq.
        Eversheds Sutherland (US) LLP